Sears 3333 Beverly Road Hoffman Estates, IL 60179 847-286-2650 (phone) Email:wcrowley@searshc.com

William C. Crowley Executive Vice President

November 23, 2007

Special Committee of the Board of Directors of Restoration Hardware, Inc. 15 Koch Road, Suite J Corte Madera, CA 94925 Attention: Ray Hemmig

Dear Mr. Hemmig:

We are disappointed that our numerous requests to receive confidential information have not yet been granted by the Special Committee of the Board of Directors (the “Special Committee”) of Restoration Hardware, Inc. (the “Company”). As you know, we have sought such information to enable us to determine whether to submit a binding proposal to acquire the Company on terms superior to the insider buyout contemplated by the Agreement and Plan of Merger (the “Current Merger Agreement”), dated as of November 8, 2007, among the Company, Home Holdings, LLC, and Home Merger Sub, Inc.

As you know we have been discussing the terms of a confidentiality agreement with you and your advisors and in this regard you have asked us to provide you with a proposal to acquire the Company. While we do not understand your requirement that we submit such a proposal prior to providing us with due diligence information during the “go shop” period, we are prepared to inform you that, based on the public information currently available to us, we would be prepared to enter into an agreement to offer your stockholders $6.75 per share in cash via tender offer. We would contemplate entering into a merger agreement on terms substantially similar to the Current Merger Agreement, modified as necessary to accommodate the tender offer structure and with a lower, more reasonable break-up fee than contained in the Current Merger Agreement.

We believe that this proposal, if agreed, would provide a compelling opportunity for your stockholders to realize significant value for their shares in an all cash transaction. The structure of our proposal would enable all of your stockholders to realize value for their shares sooner with less execution and other risk than the transaction contemplated by the Current Merger Agreement. Accordingly, we believe that the Special Committee should as

Mr. Hemmig
November 23, 2007

soon as practicable designate Sears Holdings Corporation and its subsidiaries as “Excluded Parties,” as defined in the Current Merger Agreement and should exempt the transactions contemplated by our proposal, including the tender offer, from Section 203 of the Delaware General Corporation Law.

As noted above, our proposal is based solely on publicly available information (including the projections contained in your August 30 press release but not including the results of your most recent quarter, which we expect to be announced shortly), and would require access to the due diligence information we have been seeking. To that end, we again request that you allow us to enter into a confidentiality agreement with the Company on terms permissible under the Current Merger Agreement. Moreover, as you have requested we would be willing to agree to a customary “standstill” provision in such confidentiality agreement, subject to the exception we have discussed with you and your advisors which would enable us to commence a tender offer for all of the shares of the Company only at a price greater than that offered pursuant to the Current Merger Agreement.

We believe that providing us with information and the opportunity to offer all stockholders more consideration than they would receive pursuant to the Current Merger Agreement would be in their best interest. As your largest stockholder, we would similarly encourage you to provide this “superior tender offer” exception to other persons, if any, who might also be interested in receiving confidential information in order to submit a superior proposal, whether as part of a “process” or otherwise.

Additionally, as your largest stockholder, we are concerned by certain aspects of the management and director-led buyout. We note in this regard that you entered into a confidentiality agreement with the private equity leader of the insider group on July 20, 2007 and apparently have been focused exclusively on the insider deal since that time rather than exploring our known interest (first expressed to you in June of this year and repeatedly reiterated). Notwithstanding our known interest, you did not provide us with either guidance or information which could potentially have enabled us to submit a superior proposal to the insider deal in advance of its execution. Our concerns have been increased by the delays we’ve encountered during the “go shop” period which have served to further exacerbate the procedural, contractual advantages (including break-up fees, match rights, and new change of control benefits) and informational superiority which the insider group enjoys.

Mr. Hemmig
November 23, 2007

We hope that you will recognize the benefits of a transaction along the lines that we have proposed and quickly grant us access to the information we have requested as we believe that this would be in the best interests of the Company, its stockholders, customers and employees. We stand ready and willing to complete this transaction quickly, and look forward to doing so.

Sincerely,

/s/ William C. Crowley